ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 5, 2015

Via EDGAR and Overnight Delivery

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Standard Pacific Corp.

Registration Statement on Form S-4

Filed July 2, 2015

File No. 333-205452

Dear Mr. Ingram:

On behalf of Standard Pacific Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated July 29, 2015, relating to the Company’s Registration Statement on Form S-4 submitted to the SEC on July 2, 2015 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response. Page number references in our responses refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that the company filed a Form 8-K on July 2, 2015 disclosing the company’s entrance into an Amended and Restated Agreement and Plan of Merger with The Ryland Group, Inc. Please update the disclosure in your registration statement as necessary to reflect the revised terms and conditions of the merger agreement.

Response to Comment 1: The Company respectfully informs the Staff that the Form 8-K filed on July 2, 2015 disclosed its entry into the Amended Merger Agreement, to amend the definition of “Ryland Stockholder Approval” to require adoption of the Amended Merger Agreement by the holders of at least a majority of all outstanding shares, rather than the holders of at least two-thirds of all outstanding shares, of Ryland Common Stock (as defined in the Amended Merger Agreement). This amendment was reflected on the cover pages and pages Notice 2.2, 4, 16, 21, 43, 103 and 179 and the Amended Merger Agreement was filed as an exhibit to the Registration Statement; as such, the Company believes updated disclosure to the Registration Statement is not necessary.

2.	Please supplementally provide us with copies of all materials prepared by J.P. Morgan Securities LLC and Lazard Frezes & Co. LLC and shared with the boards of Standard Pacific and Ryland and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards’ respective decisions to approve the merger agreement and the transactions contemplated thereby.

Response to Comment 2: The presentation materials, including the board books, prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) and presented to the Standard Pacific board of directors and material to the board’s decision to approve the merger agreement and the transactions contemplated thereby are being provided to the Staff by Simpson Thacher & Bartlett LLP, as counsel to J.P. Morgan, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, (the “Securities Act”) and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not to be filed with or deemed to be part of the joint proxy statement/prospectus/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

The presentation materials, including the board books, prepared by Lazard Freres & Co. LLC (“Lazard”) and presented to the Ryland board of directors and material to the board’s decision to approve the merger agreement and the transactions contemplated thereby are being provided to the Staff by Munger, Tolles & Olson LLP, as counsel to Lazard, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not to be filed with or deemed to be part of the joint proxy statement/prospectus/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

3.	Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed, as well as related disclosure in the filing. Please understand that we will need adequate time to review these materials.

Response to Comment 3: The Company acknowledges the Staff’s comment and advises the Staff that it has filed Exhibits 5.1, 99.3 and 99.4 with Amendment No. 1.

4.	Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Response to Comment 4: In response to Comment 4, the Company has limited the prospectus cover page to one page.

5.	We note that you describe the transaction throughout your document as a “merger of equals.” For example, please see your disclosure on pages 52-54. Please clarify the meaning of this term for your investors, and disclose your basis for characterizing the transaction in this way. Please explain, for example, how the transaction is a “merger of equals” when Standard Pacific and Ryland are each entitled to different termination fees of $75 million and $125 million, respectively.

Response to Comment 5: In response to Comment 5, the Company has revised the Registration Statement on page 50.

Questions and Answers About the Merger and Special Meetings, page 1

General

6.	You currently repeat information in your Q&A and Summary sections, such as the material U.S. federal tax consequences. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Response to Comment 6: In response to Comment 6, the Company has revised the Registration Statement beginning on page 1 to remove redundant Q&As.

Q: What is the value of the merger consideration?, page 2

7.	Please clarify here that no adjustment will be made to the exchange ratio as a result of any decrease in the trading price of Ryland or Standard Pacific common stock and that there is no right to terminate the transaction if the share prices fall below a specified amount. We note your risk factor on page 30.

Response to Comment 7: As a result of the Company’s revisions in response to Comment 6, the Q&A on the value of the merger consideration has been removed. Accordingly, the Company advises the Staff that the clarification to the Q&A referenced in Comment 7 will not be required. However, because Comment 7 applies equally to the discussion of the merger consideration in the Summary, the Company has revised the Registration Statement on page 9.

Q: How does the Standard Pacific board of directors recommend that Standard Pacific stockholders vote?, page 6

Q: How does the Ryland board of directors recommend that Ryland stockholders vote?, page 6

8.	Please disclose here that all or some of the directors and executive officers may have interests in the transaction that are different from, or in addition to, those of the stockholders generally.

Response to Comment 8: As a result of the Company’s revisions in response to Comment 6, the Q&As on the recommendations of the boards of Standard Pacific and Ryland have been removed. Furthermore, the discussion of the recommendation of each of the boards of Standard Pacific and Ryland in the Summary is already followed by disclosure of the interests of the directors and executive officers in the transaction. Accordingly, the Company advises the Staff that the clarification referenced in Comment 8 will not be required.

Q: What are the material U.S. federal income tax consequences of the merger to U.S. holders of Ryland common stock?, page 7

9.	We note your disclosure on page 110 under “Federal Income Tax Consequences of the Merger” that it is a condition to completion of the merger that tax opinions will be delivered to the effect that the merger “will” be treated as a reorganization within the meaning of Section 368(a) of the Code and that a holder of Ryland common stock “will not recognize any gain or loss . . . .” Please delete the language on page 7 stating that the merger is “intended” to qualify as a reorganization within the meaning of Section 368(a) of the Code and that holders of Ryland common stock “generally will not recognize any gain or loss . . . .” Please provide a firm conclusion regarding the material federal tax consequences to investors.

Response to Comment 9: As a result of the Company’s revisions in response to Comment 6, the Q&A on the material U.S. federal income tax consequences of the merger has been removed. Accordingly, the Company advises the Staff that the clarification to the Q&A referenced in Comment 9 will not be required. However, because Comment 9 also applies to some extent to the discussion of the material U.S. federal income tax consequences in the Summary, the Company has revised the Registration Statement on page 9.

Q: Who can help answer my questions?, page 9

10.	Please disclose Standard Pacific’s proxy solicitor’s contact information when available.

Response to Comment 10: In response to Comment 10, the Company has revised the Registration Statement on page Notice 1, Info 1, and 40 to disclose Standard Pacific’s proxy solicitor’s contact information.

Summary, page 10

Interests of Standard Pacific Directors and Executive Officers in the Merger, page 13

Interests of Ryland Directors and Executive Officers in the Merger, page 14

11.	Please quantify the benefits that the directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 31.

Response to Comment 11: In response to Comment 11, the Company has revised the Registration Statement on pages 11, 12 and 29 to quantity the benefits that the directors and executive officers will receive as a result of their interests in the transaction.

Unaudited Comparative Per Share Data, page 27

12.	Please present historical dividends per share for Ryland as required by Item 3(f)(2) of Form S-4. Also, please clarify, if accurate, that pro forma and pro forma equivalent dividends per share are not presented since Standard Pacific did not declare historical dividends during the periods presented.

Response to Comment 12: In response to Comment 12, the Company has revised the Registration Statement on page 25.

Risk Factors, page 28

Standard Pacific and Ryland will be subject to various uncertainties and contractual restrictions…, page 28

13.	We note your disclosure that “[s]everal law firms recently announced that they are investigating whether the Ryland board of directors breached its fiduciary duties before agreeing to the merger . . . .” Please update your disclosure to the extent any material developments regarding these pending investigations and/or potential lawsuits develop prior to effectiveness.

Response to Comment 13: The Company supplementally advises the Staff that it is not aware of any material developments regarding these pending investigations and there have been no such lawsuits. To the extent any material developments regarding these pending investigations and/or potential lawsuits develop prior to effectiveness, the Company will update the Registration Statement accordingly.

The Merger, page 50

Background of the Merger, page 50

14.	Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response to Comment 14: In response to Comment 14, the Company has revised the Registration Statement beginning on page 48 to include additional disclosure regarding why the transaction is being recommended at this time.

15.	We note your disclosure on page 52 that “Messrs. Stowell and McCall provided detailed information about the potential strategic and financial benefits” of a “combination with Ryland.” Please revise your disclosure to briefly discuss some of the specific strategic and financial benefits that were detailed by Messrs. Stowell and McCall. We note similar disclosure of “potential strategic and financial benefits” by Mr. Nicholson on page 52. Please similarly revise such disclosure to provide additional detail.

Response to Comment 15: In response to Comment 15, the Company has revised the Registration Statement beginning on page 50 to briefly discuss some of the specific strategies and financial benefits that were detailed.

16.	We note your disclosure on page 52 that Mr. Nicholson “led a lengthy discussion and reviewed in considerable detail other homebuilding companies that could be considered for a possible combination with Ryland, including the viability of each possible combination.” Please revise your disclosure to briefly discuss why such other possible combinations were not deemed viable and/or reasons why such other possible combinations were not pursued in favor of the combination with Standard Pacific.

Response to Comment 16: In response to Comment 16, the Company has revised the Registration Statement beginning on page 50 to briefly discuss why other possible combinations were less viable than the combination with Standard Pacific and the reasons why such other possible combinations were not pursued.

17.	We note your disclosure on page 54 that “Lazard presented an overview of both Standard Pacific’s and Ryland’s financial results and a financial analysis of the proposed business combination.” Please supplementally tell us what consideration you gave to including Lazard’s financial analysis as part of your registration statement.

Response to Comment 17: We respectfully submit that the overview of both Standard Pacific’s and Ryland’s financial results and financial analysis of the proposed business combination presented to the Ryland board of directors by Lazard on June 9, 2015 was preliminary and superseded by the analysis presented by Lazard to the Ryland board of directors on June 14, 2015. The financial analysis presented by Lazard on June 14, 2015 contained a more detailed summary of the terms of the transaction than the financial analysis presented on June 9, 2015 and was updated to reflect then-current trading prices. A discussion of the June 14, 2015 meeting can be found on page 55 of the Registration Statement. The analysis presented by Lazard to the Ryland board of directors on June 14, 2015 is summarized at length on pages 71-80 of the Registration Statement under the heading “Opinion of Ryland’s Financial Advisor”. In light of the foregoing, we concluded that inclusion of the preliminary financial analysis presented by Lazard on June 9, 2015 would add an additional layer of redundancy without providing any materially new or different information that would help facilitate an investor’s understanding of the transaction or assisting stockholders in making an informed voting decision on the transaction.

18.	We note your disclosure on page 55 that “the Standard Pacific board of directors discussed the reasons for and against the potential business combination with Ryland.” Please briefly disclose here some of the reasons for and against the potential business combination that were discussed.

Response to Comment 18: In response to Comment 18, the Company has revised the Registration Statement on page 53 to include a cross reference to disclosure on the reasons for and against the potential business combination that were discussed.

19.	We note your disclosure on page 56 that the “Ryland board also approved and adopted an amendment to Ryland’s bylaws to provide” an exclusive forum provision. Please briefly discuss here the timing and reasons why the Ryland board approved and adopted such amendment, in light of the expected entrance into the merger agreement. We note your disclosure on page 70.

Response to Comment 19: In response to Comment 19, the Company has revised the Registration Statement on page 55 to provide the reasons why the Ryland board approved and adopted such amendment.

Standard Pacific’s Reasons for the Merger…, page 57

20.	We note your disclosure regarding “the expectation that the Surviving Corporation would have a strong balance sheet . . . .” Please revise your disclosure to provide additional clarification as to the meaning of a “strong balance sheet.”

Response to Comment 20: In response to Comment 20, the Company has revised the Registration Statement on page 56 to provide additional clarification as to the meaning of a “strong balance sheet.”

Opinion of Standard Pacific’s Financial Advisor, page 60

Opinion of J.P. Morgan, page 60

21.	We note disclosure on page 61 that J.P. Morgan compared the financial and operating performance of Standard Pacific and Ryland with publicly available information “concerning certain other companies J.P. Morgan deemed relevant” and reviewed historical market prices of “certain other companies.” Please list the names of the “other companies” used in J.P. Morgan’s comparison and why such other companies were “deemed relevant.”

Public Trading Multiples Analysis, page 63

22.	Please further clarify the methodology and criteria used in selecting these companies deemed “sufficiently analogous” to Standard Pacific and Ryland.

Response to Comments 21 & 22: The disclosure that the Staff has noted on page 59 is actually the portion of the disclosure that merely describes the wording of the actual fairness opinion that was rendered and that is attached to the joint proxy statement/prospectus as Annex B. As is customary, it accurately describes the words of the opinion, which does not contain in the body of the opinion the substance or details of the financial analysis performed by J.P. Morgan in connection with the rendering of the opinion. Beginning on page 61, the joint proxy statement/prospectus contains a summary of the presentation delivered by J.P. Morgan to the Standard Pacific board of directors on June 14, 2015 in connection with the rendering of the opinion, and the subsection of the summary entitled “Public Trading Multiples Analysis” beginning on page 62 contains a list of all the companies that were utilized in such analysis (and that are alluded to in the portion of the fairness opinion described on page 59).

The basis for inclusion of such companies in the analysis is described in two places. First, on page 62 at the beginning of such analysis, where the analysis begins “Using publicly available information, J.P. Morgan compared selected financial and market data of Standard Pacific and Ryland with similar data for publicly traded companies in the homebuilding sectors which J.P. Morgan judged to be sufficiently analogous to Standard Pacific and Ryland, respectively. The companies were as follows: …”. Second, on page 66, under “Miscellaneous” applicable to all the analyses, J.P. Morgan notes that “the companies selected were chosen because they are publicly traded companies with operations and businesses, that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Standard Pacific and Ryland.”

In response to the Staff’s comment, the Company has revised the Registration Statement to add the phrase “, taking into account such companies’ relative size.” at the end of the foregoing sentence on page 66.

Miscellaneous, page 66

23.	We note your disclosure on page 67 that “J.P. Morgan may also receive an additional fee from Standard Pacific upon closing of the proposed merger agreement at the discretion of Standard Pacific.” Please expand your discussion to clarify the purpose of this additional fee, the potential total amount of this additional fee, and what factors will be considered by the board in determining whether the fee shall be awarded. Please supplementally provide a copy of the J.P. Morgan engagement letter.

Response to Comment 23: In response to Comment 23, the Company has revised the Registration Statement on page 66 to expand the disclosure regarding the additional fee.

J.P. Morgan’s engagement letter (dated as of May 15, 2015, as amended on June 14, 2015) with Standard Pacific is being provided to the Staff by Simpson Thacher & Bartlett LLP, as counsel to J.P. Morgan, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not to be filed with or deemed to be part of the joint proxy statement/prospectus/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

Opinion of Ryland’s Financial Advisor, page 72

Opinion of Lazard, page 72

Selected Comparable Companies Analysis, page 75

24.	We note that Lazard performed a Selected Comparable Companies Analysis. Please revise your disclosure in this section to disclose whether any of companies with

“comparable market capitalizations, asset portfolios and similar business strategies” to both Ryland and Standard Pacific were excluded from the analysis and the reasons for doing so.

Response to Comment 24: In response to Comment 24, the Company has revised the Registration Statement on page 74 to confirm that no such companies were excluded.

Other Analysis, page 77

Analyst Price Targets, page 78

25.	Please specify, if applicable, that the observed price targets of “$8.50 to $10.00 for Standard Pacific” do not give effect to the 1:5 reverse stock split.

Response to Comment 25: In response to Comment 25, the Company has revised the Registration Statement on page 77 to confirm that the price targets do not give effect to the 1:5 reverse stock split.

Selected Precedent Transactions Analysis, page 78

26.	Please disclose the size of each transaction in the table on page 79.

Response to Comment 26: In response to Comment 26, the Company has revised the Registration Statement on page 78.

Miscellaneous, page 79

27.	We note your disclosure on page 79 that “Ryland may pay Lazard an additional fee in an amount to be determined by Ryland in its sole and absolute discretion upon the closing of the merger.” Please expand your discussion to clarify the purpose of this additional fee, the potential total amount of this additional fee, and what factors will be considered by the board in determining whether the fee shall be awarded. Please supplementally provide a copy of the Lazard engagement letter.

Response to Comment 27: In response to Comment 27, the Company has revised the Registration Statement on page 79 to expand the disclosure regarding the additional fee.

Lazard’s engagement letter (dated as of May 26, 2015, as amended on June 30, 2015) with Ryland is being provided to the Staff by Munger, Tolles & Olson LLP, as counsel to Lazard, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not to be filed with or deemed to be part of the joint proxy statement/prospectus/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

Material U.S. Federal Income Tax Consequences of the Merger, page 110

28.	We note that you have provided a short-form tax opinion and Exhibits 8.1 and Exhibit 8.2 confirm the opinions of each law firm, respectively. Please revise the first sentence of your disclosure to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material U.S. federal income tax consequences of the merger.

Response to Comment 28: In response to Comment 28, the Company has revised the Registration Statement on page 110 to clearly state that the opinions set forth in the prospectus are the opinions of counsel.

Standard Pacific and Ryland Unaudited Pro Forma Condensed Combined Financial Statements, page 115

Unaudited Pro Forma Condensed Combined Statement of Operations …, pages 118 and 119

29.	Please include a footnote that demonstrates how you determined the pro forma adjustments to basic and diluted weighted average common shares outstanding for both the three months ended March 31, 2015 and the year ended December 31, 2014.

Response to Comment 29: In response to Comment 29, the Company has revised the Registration Statement on page 124.

30.	Since the historical diluted earnings per share calculations for both Standard Pacific and Ryland include adjustments to the numerators, please include a footnote that demonstrates how basic and diluted earnings per share were calculated on a pro forma basis for the three months ended March 31, 2015 and the year ended December 31, 2014.

Response to Comment 30: In response to Comment 30, the Company has revised the Registration Statement on page 124.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 1. Basis of Presentation, page 120

31.	Please explain to us your basis for not including any amounts related to adjustments (a) and (b) in the pro forma statements of operations.

Response to Comment 31: In response to Comment 31, the Company has revised the Registration Statement beginning on page 120.

32.	Please revise your discussion of adjustment (g) to quantify the amount or range of change in control cash payments and estimated expenses for accelerated equity awards that you have not included in the pro forma financial statements. Also, please address your basis for not including any related amount in the pro forma balance sheet.

Response to Comment 32: In response to Comment 32, the Company has revised the Registration Statement on page 122.

33.	Please revise your discussion of adjustment (h) to address your basis for not including any related amount in the pro forma balance sheet.

Response to Comment 33: In response to Comment 33, the Company has revised the Registration Statement on page 122.

34.	Please revise your discussion of adjustment (m) to disclose the effective tax rate used to determine the provisions, including your basis for that rate.

Response to Comment 34: In response to Comment 34, the Company has revised the Registration Statement on page 123.

Note 2. Preliminary Purchase Price, page 124

35.	We note that you exclude Ryland’s noncontrolling interest from the book value of net assets acquired to determine the adjusted book value of net tangible assets acquired. Please tell us what consideration you gave to measuring Ryland’s noncontrolling interest at its acquisition date fair value in accordance with ASC 805-20-30-1.

Response to Comment 35: In response to Comment 35, the Company has revised the Registration Statement on page 125.

Note 3. Reclassifications on the Pro Forma Balance Sheet and Pro Forma Statement of Operations, page 125

36.	It appears that certain reclassification adjustments for cost of home sales and cost of land sales for the year ended December 31, 2014 may be mislabeled. For example, it appears the $1.4 million adjustment to increase cost of home sales should reference adjustment (e) and the $9.3 million adjustment to increase cost of land sales should reference adjustment (d). Please revise as appropriate.

Response to Comment 36: In response to Comment 36, the Company has revised the Registration Statement on page 126 to correct the mislabeling in the disclosure regarding certain reclassification adjustments for cost of home sales and cost of land sales for the year ended December 31, 2014.

Comparative Stock Prices and Dividends, page 129

37.	Please present the disclosures required by Item 3(g) of Form S-4.

Response to Comment 37: In response to Comment 10, the Company has revised the Registration Statement on page 130.

Where You Can Find More Information, page 183

38.	Please specifically incorporate by reference any other applicable Exchange Act reports filed by Ryland and Standard Pacific after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Response to Comment 38: In response to Comment 38, the Company has revised the Registration Statement beginning on page 184 to specifically incorporate by reference any other applicable Exchange Act reports filed by Ryland and Standard Pacific after the date of the initial registration statement but prior to effectiveness.

Item 22. Undertakings, page II-4

39.	Please revise to include the applicable undertakings required under Item 512(a)(5) and (a)(6) of Regulation S-K.

Response to Comment 39: In response to Comment 39, the Company has revised the Registration Statement beginning on page II-4 to include the additional undertakings requested by the Staff.

*  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 596-9512 or Jessica Krasner at (212) 841-8891.

Respectfully submitted,

/s/ Robb L. Tretter

Robb L. Tretter

cc:	Jessica Krasner, Ropes & Gray LLP

John P. Babel, Standard Pacific Corp.